Exhibit 99.1

NewsRelease

TC Energy completes partial monetization
and project financing transactions for Coastal GasLink

CALGARY, Alberta - May 25, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that it has completed the sale of a 65 per cent equity interest in the Coastal GasLink Pipeline Project (Coastal GasLink or the Project). In addition, the Coastal GasLink Pipeline Limited Partnership has executed a credit agreement with a syndicate of banks extending non-recourse project-level financing to fund the majority of the construction costs for the Project, which, with the closing of the equity sale, are available to be drawn. Together, these transactions have resulted in the Company realizing immediate proceeds of approximately $2.1 billion.
TC Energy remains committed to partnering with the 20 First Nations who have executed agreements with Coastal GasLink and, as previously announced, has provided an opportunity for them to invest in the Project with an option to acquire a 10 per cent equity interest in Coastal GasLink on similar terms as the 65 per cent interest.
The introduction of high-quality partners, establishment of a dedicated project-level financing facility, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs to date are expected to substantially satisfy TC Energy’s Coastal GasLink funding requirements through project completion, further solidifying the Company’s financial flexibility.
Coastal GasLink involves the construction of 670 kilometres (416 miles) of pipeline and associated facilities. Once completed, the pipeline will have an initial capacity of 2.1 billion cubic feet per day and connect abundant Western Canadian Sedimentary Basin natural gas supply from the Dawson Creek, B.C. area to the LNG Canada liquefaction and export facility being constructed in Kitimat, B.C. All necessary regulatory permits have been received for the Project and construction is underway. Coastal GasLink continues to engage with Indigenous and local communities as we safely progress essential construction activities across the route.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2020 and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522